Reuters Group PLC
Issues presented for consideration by the
Court Meeting & Extraordinary General Meeting of Shareholders of
Reuters Group PLC
on March 26, 2008

THE FOLLOWING VOTING INSTRUCTION CARD RELATES TO A COURT MEETING & EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF REUTERS GROUP PLC AND IS BEING SENT TO THE HOLDERS OF REUTERS GROUP PLC AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG REUTERS GROUP PLC, DEUTSCHE BANK TRUST COMPANY AMERICAS (THE "DEPOSITARY"), AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

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	FOR	AGAINST
The Court Meeting (the "Court Meeting") of Reuters Group PLC (the "Company") convened for Wednesday 26 March 2008 at 10:00 a.m.	☐	☐

Given on: ______________________________2008
Signed: ______________________________
Individual Shareholder:
Name: ______________________________

Corporate or entity shareholder:
Name: ______________________________
For and on behalf of the above shareholder by:

Name of signatory(ies): ______________________________
____
Title of signatory(ies): ______________________________

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AGENDA ITEMS:

1 Special Resolution for the purpose of giving effect to the Scheme of Arrangement

2 Special Resolution to approve the Thomson Reuters PLC Reduction of Capital

3 Special Resolution to approve certain amendments to Reuters Articles of Association to be effective from the passing of this resolution

4 Special Resolution to approve certain amendments to the Reuters Articles of Association to be effective from the Effective Date

5 Ordinary Resolution to approve the waiver granted by the Panel of the obligation which may otherwise arise for Woodbridge to make a general offer for Thomson Reuters PLC pursuant to Rule 9 of the Code

6 Ordinary Resolution to approve the Thomson Reuters Stock Incentive Plan

7 Ordinary Resolution to approve the Thomson Reuters Phantom Stock Plan

8 Ordinary Resolution to approve the Thomson Reuters Deferred Compensation Plan

9 Ordinary Resolution to approve the Thomson Reuters Employee Stock Purchase Plans

10 Ordinary Resolution to approve the Thomson Reuters Non-Employee Director Share Plan

Please read the notice of the Court Meeting (the "Notice") on pages 537 to 538 of the circular to Reuters Group PLC Shareholders dated 29 February 2008 accompanying this Form of Proxy (the "Circular") before completing this form. You are also referred to the unanimous recommendation of the board of directors of the Company in respect of the resolutions proposed in the notice which can be found on page 20 of the Circular. Definitions used in the circular apply in this Voting Instruction card.

The latest time for receipt by the Depositary of completed ADS voting instruction cards from registered holders of Reuters ADSs is 3:00 p.m. (Eastern time) on March 19, 2008.

Mail

Mark, sign and date your voting instruction card and return it in the enclosed postage-paid envelope.